# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Three Lions Acquisition Corp., CIK 0002128462
CUSIP: G88765121
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 888 PROSPECT STREET, LA JOLLA, California (CA), 92037
Date of event which requires filing of this statement: 09/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000923093

## Reporting persons
- Tudor Investment Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 719,247; sole dispositive power 0; shared dispositive power 719,247; aggregate amount beneficially owned 719,247 (5.2% of the class)
- Paul T. Jones II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 719,247; sole dispositive power 0; shared dispositive power 719,247; aggregate amount beneficially owned 719,247 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Three Lions Acquisition Corp.
Address of issuer's principal executive offices: 888 Prospect Street, La Jolla, CA, 92037

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Tudor Investment Corporation, a Delaware corporation ("Tudor"), which serves as investment manager to certain funds (the "Tudor Funds"), with respect to the ordinary shares, par value $0.0001 per share (the "Ordinary Shares"), of Three Lions Acquisition Corp., a Cayman Islands exempted company (the "Company"), directly held by the Tudor Funds; and

(ii) Paul T. Jones II ("Mr. Jones"), the Chief Investment Officer and indirect control person of Tudor, with respect to the Ordinary Shares directly held by the Tudor Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The Ordinary Shares have no CUSIP number. The CUSIP number for the units which include the Ordinary Shares is G88765121.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 200 Elm Street, Stamford, CT 06901.
Citizenship: Tudor is a corporation organized under the laws of the State of Delaware. Mr. Jones is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row (9) of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 13,933,333 Ordinary Shares outstanding, as reported in the Company's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on September 1, 2026 and in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 4, 2026, after giving effect to the completion of the offering and the consummation of the simultaneous private placement, all as described therein.
Percent of class: 5.2%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row (5) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row (6) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row (7) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row (8) of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Tudor Funds have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of the Ordinary Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Tudor Investment Corporation: /s/ Bronwyn Eckhardt, Bronwyn Eckhardt, Chief Compliance Officer (09/09/2026)
- Paul T. Jones II: /s/ Paul T. Jones II, Paul T. Jones II, Individually (09/09/2026)